Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

April 16, 2021

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20559

Division of Corporation Finance

Office of Real Estate & Construction

Re:         Golden Path Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted February 2, 2021

CIK No. 0001841209

Ladies and Gentlemen:

We are writing in response to the comments issued by Staff in a comment letter dated February 26, 2021 regarding the DRS filing of the registration statement on Form S-1 of Golden Path Acquisition Corporation.

For ease of reference, we include the Staff’s comments and our response.

DRS

Signatures, page II-5

1. Please include the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Response:

The filing now includes the signature authorization of the registered agent.

Exhibits

2. Your amended and restated memorandum and articles of association filed as exhibit 3.2 does not amend and restate your memorandum and articles filed as exhibit 3.1. Please revise or advise.

Response:

We have corrected the exhibits (3.1 and 3.2) in response to Staff’s comment.

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder